UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-39127

Canaan Inc.

28 Ayer Rajah Crescent

#06-08

Singapore 139959

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

We are submitting our latest interim financial statements as Exhibit 99.1 (the “Exhibit”) to this current report on Form 6-K. If there is any discrepancy between the numbers disclosed in the Exhibit and the numbers disclosed in the exhibit of our prior 6-Ks, the number disclosed herein will supersede.

This current report on Form 6-K is hereby incorporated by reference into the registration statements of Canaan Inc. on Form F-3 (File No. 333-285125) and Form F-3 (No. 333-278762), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description
Exhibit 99.1	Unaudited Interim Condensed Consolidated Financial Statements for the six months periods ended June 30, 2024 and 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canaan Inc.

By:	/s/ Nangeng Zhang
Name:	Nangeng Zhang
Title:	Chairman and Chief Executive Officer

Date: September 5, 2025